May 9, 2014

VIA ELECTRONIC  TRANSMISSION

Securities & Exchange Commission Public Filing Desk

100 F Street, N .E. Washington, D.C. 20549

Re:

AdvisorOne Funds, File Nos. 333-20635 and 811-08037 Dear  Sir/Madam:

On behalf of the AdvisorOne Funds, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 86  to  the  Trust's Registration Statement under the Securities Act of 1933 and Amendment No. 87 of the Investment Company Act of 1940. The Amendment is filed pursuant to   Rule  485(a) promulgated under the Securities Act of 1933. The purpose of the filing is to register shares of the Horizon Active Risk Assist Fund.

If you have any comments or questions, please contact JoA.nn Strasser at (614) 469-3265.

Very truly yours,

Thompson Hine LLP